

December 17, 2013

Via E-mail
Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

     Re: DTS, Inc.
           Form 10-K for the fiscal year ended December 31, 2012
           Filed March 18, 2013
           Form 10-Q for the period ended September 30, 2013
           Filed November 6, 2013
           File No. 000-50335

Dear Mr. Kirchner:

We have reviewed your letter dated November 8, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 25, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 11 - Income Taxes, page 85

1.   We note your response to prior comment 5. Please clarify the explanation for the change in the foreign tax rate differential in 2012 as compared to 2011. That is, please clarify the specific changes in your geographic mix that resulted in this change. Further, we note that in future filings of annual reports on Form 10-K you will clarify applicable disclosures to include language similar to the language included in your Form 10-Q for

the quarter ended September 30, 2013. Please clarify whether, to the extent these adjustments are material, as defined by Rule 4-08(h)(2) of Regulation S-X, and you have separately disclosed them in your rate reconciliation, you will also include an explanation of the tax arrangements in place with these countries, an explanation for material changes in these adjustments compared to prior years, and disclosures of any expected trends in these adjustments.

Form 10-Q for the Period Ended September 30, 2013

Critical Accounting Policies and Estimates

Goodwill and Other Intangibles, page 21

2.   We note your disclosure that as a result of revised forecasts and lower than expected historical results in the Phorus reporting unit, you concluded that there were indications of potential impairment of the goodwill and non-amortizing intangibles and you performed an interim impairment test on this reporting unit. To the extent that the fair value of this reporting unit is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- The degree of uncertainty associated with the key assumptions; and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Laura Veator, Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief